

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2025

Britt Vitalone
Chief Financial Officer
McKesson Corporation
6555 State Hwy 161
Irving, TX 75039

      Re: McKesson Corporation
          Form 10-K for Fiscal Year Ended March 31, 2024
          File No. 001-13252

Dear Britt Vitalone:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services